UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 29, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: ANGLOGOLD ASHANTI ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS
(PRESS RELEASE – JOHANNESBURG) -- In compliance with paragraph 3.59(c) of the JSE Limited Listings Requirements, the board of AngloGold Ashanti is pleased to announce that Ms Diana Sands and Ms Jinhee Magie have been appointed as independent non-executive directors of the Company with effect from 1 June 2023. Ms Sands will serve as a member of the Remuneration and Human Resources Committee and Social, Ethics and Sustainability Committee and Ms Magie will serve as a member of the Audit and Risk Committee and Investment Committee.

Ms Sands retired from The Boeing Company in 2020 where she was an executive officer and Senior Vice President, Office of Internal Governance and Administration overseeing a diverse team including ethics, compliance, security and internal audit. Prior to this, she served as Boeing’s corporate controller. Ms Sands brings over 30 years of business experience to her board roles having held senior executive, finance and governance positions across multiple industries. She has an MBA from Northwestern University and a BBA from the University of Michigan.
After 14 years with Lundin Mining, Ms Magie retired in 2022 as the Chief Financial Officer and a member of Lundin’s Executive Committee responsible for the strategic plan and vision of the company. She has extensive public company experience in the areas of finance, mergers and acquisitions, and people leadership, particularly within the metals and mining sector. Ms Magie holds a Bachelor of Commerce degree in Accounting from the University of Toronto. After graduating, she joined Ernst & Young Inc. where she became a Certified Public Accountant.
Ms Sands and Ms Magie will also bring to bear their experience as non-executive directors while serving on the board.

Commenting on the appointment, AngloGold Ashanti Chairman Maria Ramos said: “I am delighted to welcome both Diana and Jinhee to the AngloGold Ashanti board. The depth and breadth of their expertise will add significant value to our business.”
ENDS
29 May 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com
General inquiries                             media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080         yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 29, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary